

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2024

Hiroshi Nishijima
Chief Operating Officer
Zoomcar Holdings, Inc.
Anjaneya Techno Park, No.147, 1st Floor
Kodihalli, Bangalore, India 560008

      Re: Zoomcar Holdings, Inc.
            Registration Statement on Form S-1
            Filed December 2, 2024
            File No. 333-283550

Dear Hiroshi Nishijima:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Scott Anderegg at 202-551-3342 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Trade & Services